SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO Rule 13d-2(a)

                                (Amendment No.1)*

                                 MIM CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)

                                    553044108
                                 (CUSIP Number)



                             Mr. Richard H. Friedman
                                 2 Palmer Place
                             Armonk, New York 10504
                                 (914) 273-5019
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Barry A. Posner, Esq.
                                 MIM Corporation
                               100 Clearbrook Road
                            Elmsford, New York 10523

                                  July 25, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 553044108

--------------------------------------------------------------------------------
1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Richard H. Friedman
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3
          SEC USE ONLY
--------------------------------------------------------------------------------
4
          SOURCE OF FUNDS

                    N/A
--------------------------------------------------------------------------------
5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
--------------------------------------------------------------------------------
    NUMBER OF SHARES    7
                                SOLE VOTING POWER

                                    1,283,334
                        --------------------------------------------------------
                        8
                                SHARED VOTING POWER
 BENEFICIALLY OWNED BY
                                    0
                        --------------------------------------------------------
                        9
                                SOLE DISPOSITIVE POWER
     EACH REPORTING
                                    1,283,334
                        --------------------------------------------------------
                        10
         PERSON                 SHARED DISPOSITIVE POWER
          WITH
                                    0
--------------------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,283,334
--------------------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                      |_|


--------------------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on February 5, 1998 (the "Schedule 13D"), by Mr. Richard H. Friedman and relates to and reflects the sale of an aggregate of 300,000 shares of the Issuer's common stock, par value $0.0001 per share between July 25, 2001 and July 27, 2001.

ITEM 1.  SECURITY AND ISSUER

         Item 1 is hereby amended and restated in its entirety to read as follows:

         "This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.0001 per share (the "Common Stock") of MIM Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Clearbrook Road, Elmsford, New York 10523."

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         "(a)-(c) The person filing this Statement is Mr. Richard H. Friedman. Mr. Friedman's business address is c/o MIM Corporation, 100 Clearbrook Road, Elmsford, New York 10523. Mr. Friedman is the Chief Executive Officer and Chairman of the Issuer, whose address is set forth above in Item 1.

         (d)-(e) During the last five years, Mr. Friedman (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Friedman is a citizen of the United States of America."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         "Mr. Friedman has no present plans or proposals to sell any of the remaining shares of Common Stock owned by him, although in the future he may, from time to time, determine to dispose of some or all of such shares or to acquire additional shares of Common Stock.

         Mr. Friedman has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (iv) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a)-(b) After giving effect to the transactions described in Item 5(c) below, Mr. Friedman is the record and beneficial owner of 1,200,000 shares of Common Stock and currently exercisable options to acquire 83,334 shares of Common Stock representing approximately 6.0% of the outstanding Common Stock, and has sole voting and dispositive power with respect to such shares.

         (c) In a series of transactions meeting the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144"), Mr. Friedman sold 300,000 shares of Common Stock through "broker's transactions" (as defined under Rule 144), in the following manner:

         Date              Amount               Price per Share
         ----              ------               ---------------

         7/25/01           24,000                    $8.20
         7/25/01           37,000                    $8.19
         7/25/01           2,500                     $8.25
         7/25/01           16,000                    $8.17
         7/25/01           22,000                    $8.18
         7/25/01           2,500                     $8.30
         7/26/01           15,000                    $8.16
         7/26/01           32,500                    $8.15
         7/26/01           10,000                    $8.20
         7/26/01           10,000                    $8.19
         7/27/01           85,000                    $8.10
         7/27/01           15,500                    $8.17
         7/27/01           20,500                    $8.18
         7/27/01           7,500                     $8.10

         (d) -(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety to read as follows:

               "The Issuer, Mr. Friedman and another holder of options to purchase Common Stock of the Issuer entered into a Registration Rights Agreement-V, dated July 31, 1996, as amended by Amendment No. 1 to Registration Rights Agreement-V, dated August 12, 1996 (the "Registration Rights Agreement"), pursuant to which the Issuer granted

         Mr. Friedman and the other holder certain registration rights with respect to the shares of Common Stock held by them.

               Pursuant to a Pledge Agreement, dated as of April 14, 1999, Mr. Friedman pledged 1,500,000 shares of Common Stock owned by him to the Company to secure a loan made by the Company to Mr. Friedman in an original principal amount of $1,700,000. Pursuant to the terms of the Pledge Agreement, Mr. Friedman requested, and the Company granted, the release of 300,000 shares of Common Stock from the pledge arrangement. These 300,000 shares of Common Stock were subsequently sold as described in Item 5(c) above. The 1,200,000 shares of Common Stock owned by Mr. Friedman are currently subject to the Pledge Agreement. Pursuant to the terms of the Pledge Agreement, Mr. Friedman cannot sell, transfer, assign or otherwise dispose of or encumber the 1,200,000 shares of Common Stock. Absent an event of default, Mr. Friedman has the ability to vote such shares. The Pledge Agreement contains standard default provisions and remedies available to the Company, including, but not limited to, the ability of the Company to take title to such shares and liquidate any or all of the 1,200,000 shares of Common Stock.

               Other than the Registration Rights Agreement and the Pledge Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Friedman and any other person (including the Issuer) exists with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."


ITEM 7   MATERIAL TO BE FILED.

                  None.

         Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2001                        /s/ Richard H. Friedman
                                             -----------------------------------
                                             Richard H. Friedman



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